AXION POWER INTERNATIONAL,  INC.
3601 Clover Lane
New Castle, PA 16105

November 6, 2009

VIA EDGAR

Gary Todd
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 3030

Re:	Axion Power International, Inc.

Dear Mr. Todd:

We are in receipt of your letter to us, dated October 27, 2009, regarding the Axion Form 10-K for the fiscal year ended December 31, 2008, filed April 1, 2009, and Form 10-Q for the fiscal quarter ended June 30, 2009.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, hereinbelow are your comments (bolded), and our responses.

Form 10-K for the fiscal year ended December 31, 2008

Item 8, Financial Statements

Note 2, Accounting Policies, page 45

Revenue Recognition, page 47

1.  We see that you are recognizing revenue on specialty batteries and batteries produced on a sub-contract.  In future filings please more specifically describe your revenue recognition practices and clarify how you apply the general criteria from SAB Topic 13 in your circumstances.  In that regard, please clarify what you consider to be pervasive evidence of an arrangement, describe your basis for concluding that the price is fixed and determinable and describe how you determine that collection is reasonably assured.  To the extent relevant and material, please also address warranties, return policies, discounts, credits and post shipment obligations, including the impact of these matters on your revenue practices.

Gary Todd
November 6, 2009

We proposed to add the following language in future filings in accounting policies disclosure.

Revenue Recognition.  The Company records sales when revenue is earned. Shipping terms are generally FOB shipping point and revenue is recognized when product is shipped to the customer. In limited cases, if terms are FOB destination or contingent upon collection by a prime contractor, then in these cases, revenue is recognized when the product is delivered to the customer’s delivery site or the conditions for collection have been fulfilled. The Company records sales net of discounts and estimated customer allowances and returns. The Company recognizes revenue when there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the sales price to the buyer is fixed or determinable, and collectability is reasonably assured.

Item 9A.  Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 85

2.  We note your disclosure that your assessment of internal control over financial reporting was conducted using the criteria in COSO.  Please tell us specifically what control framework you applied in performing your assessment of internal control over financial reporting.  In that regard, please tell us how the framework you used is an acceptable framework as discussed in SEC Release No. 33-8810: Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

The control framework we applied in performing our assessment of internal control over financial reporting was Internal Control - Integrated Framework and Internal Control over Financial Reporting-Guidance for Smaller Public Companies.  The framework we used is an acceptable framework as discussed in SEC Rel. No. 33-8810 as stated in footnote 23 to Rel. No. 33-8810, in relevant part: “In the Adopting Release, the Commission specified characteristics of a suitable control framework and identified the Internal Control—Integrated Framework (1992) created by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as an example of a suitable framework.”

3.  We see that you have presented certain information about plans to remediate the reported material weaknesses.  However, it is not clear how your disclosure is complete under item 308T(b) of Regulation S-K.  Under that guidance, you should disclose any actual change in internal control over financial reporting during the last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting.  This comment also applies to parallel disclosure in Forms 10-Q.  Please advise us and appropriately expand in future filings.

We concur with the fact that there is a requirement to disclose any actual change in internal control over financial reporting during the last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting.  Our disclosure generally addresses the disclosure but does not specifically, for each point, highlight the changes made during the fiscal quarter in question.  In the future, we will address this as follows:

Gary Todd
November 6, 2009

a.  Title will be changed to “Remediation of Material Weaknesses in Internal Control over Financial Reporting and Actual Changes in Internal Control over Financial Reporting During the Last Fiscal Quarter That Have Materially Affected or Are Reasonably Likely to Materially Affect, Internal Control Over Financial Reporting.”

b.  Specific changes during the fiscal quarter in question will be specifically highlighted.

c.  A closing sentence will be added as follows to highlight that the only material items are those specifically highlighted: “Other than as described above, there have not been any other changes that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.”

Exhibits 31.1 and 31.2

4.  We note that the certifications were not in the proper form.  The required certifications must be in the exact form prescribed; and the wording of the required certifications may not be changed in any respect.  According, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

We are preparing and filing concurrently herewith an Amendment No. 1 to Form 10-K for the calendar year ended December 31, 2008, which includes the entire filing together with the certification of each of our current CEO and CFO in the form currently set forth in Item 601(b)(31).

5.  In this regard, please note that the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are representations by the CEO and CFO in an individual capacity and not as members of management or officers of the Company.  In future filings please revise the certifications to remove the title of the certifying individual from the first sentence of the certifications.  Refer to Item 601 of Regulation S-K.  This comment also applies to the Section 302 certifications included in Forms 10-Q.

We will remove the title of the certifying individuals from the first sentence of the certifications in future filings.

Gary Todd
November 6, 2009

Form 10-Q for the fiscal quarter ended June 30, 2009

Item 1.  Financial Statements

Note 5, Warrants page 9

6.  We reference the disclosure on page 21 that the warrants issued in the Quercus transaction include anti-dilution provisions for adjustment of exercise price in the event you issue additional shares of common stock or securities convertible into common stock at a price less than $1.00 per share.  Please tell us how you considered the impact of the apparent down-round provision on your accounting for warrants as of January 1, 2009.  Refer to FASB ASC 815-40-15-5 through 7 (EITF 07-05).  Please also address any other warrants outstanding as of January 1, 2009 that include round-down provisions as described in the cited guidance.

The SEC staff inquired as to the Company’s accounting treatment as of January 1, 2009 for warrants issued in the Quercus transaction which include anti-dilution provisions for adjustment of the exercise price in the event  additional shares of common stock or securities convertible into common stock at a price less than $1.00 per share (also referred to as down-round provisions).  The question was raised in light of EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (FASB ASC 815-40-15-5) effective as of January 1, 2009, which outlines new guidance for being indexed to an entity’s own stock and the resulting liability or equity classification based on that conclusion.    Down-round provisions reduce the exercise price of a warrant or convertible instrument if a company either issues new warrants or convertible instruments that have a lower exercise price.

The question was raised in light of EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (FASB ASC 815-40-15-5) effective as of January 1, 2009, which outlines new guidance for being indexed to an entity’s own stock and the resulting liability or equity classification based on that conclusion.    Down-round provisions reduce the exercise price of a warrant or convertible instrument if a company either issues new warrants or convertible instruments that have a lower exercise price.

We have performed a complete assessment of our outstanding warrants and convertible instruments and concluded that the warrants issued in the Quercus transaction along with certain other warrants are within the scope of EITF 07-5 due to the down-round provisions included in the terms of the agreements.  Accordingly, EITF 07-5 should have been adopted as of January 1, 2009 by classifying the warrant as a liability measured at fair value with changes in fair value recognized in earnings each reporting and recording a cumulative-effect adjustment to the opening balance of retained earnings.  We have calculated the fair value of the warrants at the date of adoption as well as the March 31, 2009 and June 30, 2009 reporting periods utilizing a Black-Scholes-Merton stock option valuation model.  Based on our calculations and assessment of the materiality, we have concluded that our previously filed Form 10-Qs for the March 31, 2009 and June 30, 2009 periods require restatement and amended Form 10-Qs will be filed. The following table summarizes impact of applying EITF 07-5 on each reporting period:

Gary Todd
November 6, 2009

Mach 31, 2009	Previously Filed 3/31/09	As Adjusted 3/31/09	Net Difference as % of F/S Caption
Total Liabilities	2,321,594	$1,271,852	54.8%
Net Income (Loss)	(2,296,654)	(1,117,964)	51.3%

Three months-ended June 30, 2009	Previously Filed 6/30/09	As Adjusted 6/30/09	Net Difference as % of F/S Caption
Total Liabilities	$2,584,306	$3,995,056	154.6%
Net Income (Loss)	(2,526,625)	(5,249,625)	107.7%

Six months-ended June 30, 2009	Previously Filed 6/30/09	As Adjusted 6/30/09	Net Difference as % of F/S Caption
Total Liabilities	$2,584,306	$3,995,056	154.6%
Net Income (Loss)	(4,823,279)	(6,367,279)	32.0%

The Company, including the Audit Committee of the Board of Directors, has discussed the foregoing matters with the Company’s independent registered public accounting firm, EFP Rotenberg. The Board of Directors has authorized and directed that the officers of the Company take the appropriate and necessary actions to restate the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Grant Activities, page 16

7.  We note the discussion of $2.4 million of grants awarded during 2008 and 2009.  If receipts from grants are expected to be material, in future filings please provide accounting policy disclosure for proceeds from grants.  Please also address the specific accounting applied for any individually significant amounts.

Gary Todd
November 6, 2009

In future filings, we will provide the following policy disclosure for proceeds from grants:

Proceeds from Grants. The Company records proceeds from grants over the period necessary to match them with the related costs for which such grants are to compensate. Grants for assets are recorded as deferred revenue and amortized over the expected life of such asset as a reduction of depreciation expense. Grants relating to income that are deemed significant in amount are recorded as other income, whereas grants that are deemed not significant are recorded as a reduction against the related expense. The Company recognizes proceeds from grants only when (a) there is reasonable assurance that the Company has complied with all conditions attached to the grant, and (b) the grant proceeds will be received.

There have not yet been any individually significant amounts, so no specific accounting applied.

Item 4T.  Controls and Procedures, page 22

Management’s Report on Internal over Financial Reporting, page 22

8.  We reference the disclosures that you conducted assessments of internal control over financial reporting as of March 31, 2009 and June 30, 2009.  As a smaller reporting company, under Item 4T of Form 10-Q, you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K.  In this regard, management’s assessment of the effectiveness of internal control over financial reporting is provided on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K.  Please tell us why management’s assessment of the effectiveness of internal control over financial reporting was provided for the interim periods and clarify whether assessments under Item 308T(b) of Regulation S-K were actually performed as of March 31, 2009 and as of June 30, 2009.

Assessments under Item 308T(b) were actually performed as of both periods indicated.  The management’s assessment was provided for in the interim periods as the assessments were actually performed in order to confirm progress in light of the independent auditor assessment requirement which was then anticipated to apply for the fiscal year ending December 31, 2009.  While the interim assessments were not indeed required, they were performed and the disclosure voluntarily supplied based on the additional assessments.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gary Todd
November 6, 2009

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Thomas Granville

Thomas Granville

cc:  Jolie Kahn, Esq.